

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2017

Via E-mail
Stephen P. Antony
Chief Executive Officer
Energy Fuels Inc.
225 Union Blvd., Suite 600
Lakewood, Colorado 80228

> **Re: Energy Fuels Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 10, 2017**
> **File No. 001-36204**

Dear Mr. Antony:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016
Summary of Mineral Reserves and Resources page 37

1.   Please tell us the mineral price assumptions used in the calculation of each of your 43-101 mineral resources and reserves. Please tell us if you intend to revise your disclosures prospectively to include this information or explain the basis for your presentation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Coleman at (202) 551-3610 or me at (202) 551-3790 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Offices of Beverages, Apparel and
Mining